SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

2017 CALENDAR OF CORPORATE EVENTS

04/28/2017

CALENDAR OF CORPORATE EVENTS
Company Name	Braskem S.A.
Central Office Address	Rua Eteno, 1561, Pólo Petroquímico de Camaçari, Camaçari-BA. CEP 42810-000
Website	www.braskem.com.br
Chief Financial Officer (CFO)	Name: Pedro van Langendonck Teixeira de Freitas
E-mail: braskem-ri@braskem.com.br
Phone: +55 11 3576-9735 / +55 11 3576-9531
Fax: +55 11 3576-9532
Responsible for Investor Relations Area	Nome: Rosana Cristina Avolio
E-mail: braskem-ri@braskem.com.br
Phone: +55 11 3576-9531
Fax: +55 11 3576-9532
Publications (and locality) in which its corporate documents are published	Diário Oficial do Estado da Bahia (BA) O Correio da Bahia (BA)

Annual Financial Statement and Consolidated Financial Statement, when applicable, as of 12/31/2016
EVENT	DATE
Accessible to Shareholders	To be defined
Submission to BM&FBOVESPA	To be defined
Publication	To be defined

Standardized Financial Statement (DFP), as of 12/31/2016
EVENT	DATE
Submission to BM&FBOVESPA	To be defined

Annual Financial Statement, in 20F Form, as of 12/31/2016
EVENT	DATE
Submission to BM&FBOVESPA	To be defined

Reference Form, as of 12/31/2017
EVENT	DATE
Submission to BM&FBOVESPA	05.31.2017

Quarterly Financial Statements – ITR
EVENT – Submission to BM&FBOVESPA	DATE
Referring to 1st quarter of 2017	05.15.2017
Referring to 2nd quarter of 2017	08.10.2017
Referring to 3rd quarter of 2017	11.09.2017

1

Quarterly Financial Statements – ITR (in English)
EVENT – Submission to BM&FBOVESPA	DATE
Referring to 4th quarter of 2016	To be defined
Referring to 1st quarter of 2017	05.16.2017
Referring to 2nd quarter of 2017	08.11.2017
Referring to 3rd quarter of 2017	11.10.2017

Conference Calls (Optional)
EVENT	DATE
2016 National and International Conference Call	02.22.2017
1st Quarter of 2017 National and International Conference Call	05.15.2017
2nd Quarter of 2017 National and International Conference Call	08.11.2017
3rd Quarter of 2017 National and International Conference Call	11.10.2017

Public Meetings with Analysts
EVENT	DATE
Public Meeting with Analysts in São Paulo - SP / 2016 Results To be defined	08.10.2017

Public Meetings with Analysts and Investors
EVENT	DATE
Meeting with Analysts and Investor in New York - NYC / 2016 Results To be defined	To be defined

Annual Shareholders’ Meeting
EVENT	DATE
Publication of the Call Notice	03.29.2017
Submission of the Call Notice to BM&FBOVESPA/CVM	03.29.2017
Submission of the Management Proposal to BM&FBOVESPA/CVM	03.29.2017
Annual Shareholders’ Meeting	04.28.2017
Submission of the Minutes of the Annual Shareholders’ Meeting to BM&FBOVESPA	04.28.2017

Board of Directors’ Meetings (already scheduled)
EVENT	DATE
Referring to Fiscal Year 2016	To be defined
Submission to BM&FBOVESPA	To be defined

Referring to 1st quarter of 2017	05.12.2017
Submission to BM&FBOVESPA	05.12.2017

Referring to 2nd quarter of 2017	08.09.2017
Submission to BM&FBOVESPA	08.09.2017

Referring to 3rd quarter of 2017	11.08.2017
Submission to BM&FBOVESPA	11.08.2017

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.